

Mail Stop 3561

March 26, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 3773

> **Re:** **Robert James & Associates, Inc.**
> **Amendment No. 4 to the Offering Statement on Form 1-A**
> **Amendment filed February 12, 2007**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1. We note your response to comment one from our letter dated December 8, 2006. While the company is primarily responsible for its compliance with state securities laws, we continue to note that an offering pursuant to Regulation A is a public offering and the filing of the Form 1-A itself is considered a general solicitation. In a no-action letter dated March 23, 1984 between John Huber and Michael Bradfield (Bankers Trust letter), the Division took the position that the mere filing of a registration statement was the equivalent to a general solicitation

and that, as a result, any securities law exemption for a simultaneous private placement was potentially not valid. The same analysis would apply to the filing of the Form 1-A. Therefore, it still remains unclear how an exemption available for a private offering may be used in connection with the public offering on a Form 1-A. Please advise. We may have further comment.

2.   Please incorporate the text of your response to comment two from our letter dated December 8, 2006 in your Form 1-A. Discuss in greater detail how you will identify individuals and entities known to your contracted insurance agents. Will you be soliciting the agents for known individuals and entities? Will you be targeting customers of these agents? Clarify the approximate number of insurance agents. Clarify the role the agent will play in contacting these individuals and entities. Lastly, please clarify what regulations, if any, but including state regulations applicable to insurance sales, would govern these referral activities. We may have further comment.

Cover Page

3.   Please include a cross reference to your risk factor discussion on your cover page.

Summary Information

4.   We reissue comment four from our letter dated December 8, 2006. Please disclose the approximate number of agents that produce insurance sales during an average month and state the approximate number of agents that have produced insurance sales during the past year. This statement should immediately follow the reference to the number of active agents.

5.   Please clarify what you mean by references to active agents. For example, you state that you consider "an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion." This seems inconsistent with the statement that you do not consider "an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies." Please reconcile the disclosure throughout the offering circular, in particular in the business section.

6.   Please revise to disclose your results of operations for the interim period for 2006. Currently you refer to your 2005 net income on page 2.

Risk Factors, page 3

7.   Clarify in risk factor two whether Mr. Tonachio has affirmatively agreed not to amend or waive this agreement. Provide clear disclosure. Currently you only state that "Mr. Tonachio has no intention of amending the lock-up agreement." This would not appear to preclude him from taking such action.

8.   We reissue comment eight from our letter dated December 8, 2006. We continue to note the disclosure in risk factor ten regarding management's broad discretion on the use of proceeds from this offering. We again refer you to Instruction 6 to Item 5 of Model B. You must clearly indicate those contingencies that would result in a change in the use of proceeds and must clearly indicate how the proceeds would change. You should also clearly state that the use of proceeds will not deviate from these contingencies. Revise the offering circular accordingly.

9.   Update the amount of cash on hand as of the most recent practicable date.

10.   Please revise your risk factor "After the completion of the offering …" to improve its clarity and readability.

Use of Proceeds

11.   We note that the redemption of Mr. Tonachio's preferred shares may be redeemed 24 months after the close of this offering. Clarify whether this time period may be amended or waived. In addition, we currently note that the disclosure indicates that you do not expect any proceeds from this offering would be used to redeem these shares. Please provide clear disclosure, if true, that the proceeds from this offering will not be used to pay any of the redemption of the preferred shares.

12.   We note your response to comment 14 of our letter dated December 8, 2006 that you have no present intention of using the proceeds to acquire other businesses; however, you do not rule out the possibility. Provide clear disclosure regarding this potential deviation from the use of proceeds and provide clear disclosure as to how the proceeds would deviate. Also, clarify, if true, that such acquisition would only be one in the same business as the company or explain. In addition, please clarify whether the company may engage in any transaction to sell its assets to Mr. Tonachio or one of his affiliates. We may have further comment.

13.　　We note the company's response to comment 15 of our letter dated December 8, 2006 and we reissue the comment. However, we believe that further disclosure on this point is warranted. Please describe in more detail the principal purposes for which the net proceeds to the company are intended to be used. See Item 5 of Model B. In particular we are looking for a detailed discussion of the expenditures the company will make to expand its marketing force, the American Annuity Academy and administrative expenses.

14.　　We reissue comment 16 of our letter dated December 8, 2006. Add a separate line item or a footnote to the table to state the amount allocated to Messrs. Tonachio Sr. and Jr. individually as salaries. If there are to be any additional payments from the proceeds, direct or indirect, provider clear disclosure or clearly state that there will be no additional payments, direct or indirect.

15.　　We reissue comment 17 of our letter dated December 8, 2006. We continue to note the reference to management's discretion to alter the use of proceeds. We refer you to Instruction 6 to Item 5 of Model B, which provides that you "may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are clearly disclosed." Please revise the disclosure to specifically indicate those contingencies and clearly state how the use of proceeds would be different. Also, remove the reference to the company "projects the following use of proceeds" and to "management's best assumptions." Also, make it clear that management may only alter the use of proceeds as specifically set forth in this section.

Description of the Business

16.　　The statement on page 16 that "the Company receives the scheduled commission payment from the insurance company and then pays to its contracted insurance agent the contract commission amount" appears to contradict the statement on page 15 that "the Company does not act as an intermediary in regard to the payment of commissions and commissions are paid directly by the contracted insurance companies to the Company and to the insurance agent."

17.　　We do not understand the company's response to comment 24 of our letter dated December 8, 2006. Accordingly, we reissue the comment. We believe that the company ought to specifically state the gross sales volume and percentages associated with AmerUS Life Insurance as opposed to the more generic "over $30,000,000" and "over 50%" currently used. In addition, please clarify the amount of commissions the company actually receives from these sales. Lastly, include additional information relating to the interim financial period.

18.   It does not appear that the company has responded entirely to comment 24 of our letter dated December 8, 2006. Please revise to indicate the actual amount of commissions received from these companies as a result of your "gross sales". In addition, please revise your reference to "gross sales" to include a more appropriate, and defined, term.

19.   We do not believe that the company has responded appropriately to comment 27 of our letter dated December 8, 2006. Accordingly, we reissue it. Disclose the typical terms of the contracts with agents. If you do not have contracts with the independent agents, explain the structuring of the rights and responsibilities of the parties and how the terms of the relationship between the company and the independent agents are established.

20.   Please substantiate your belief that you are "one of the top national producers for AmerUS" as disclosed on page 17.

21.   Please explain the reference to company commissions of $15,525,688 as of September 30, 2006 from AmerUs Life Insurance Company. This amount is inconsistent with the financial statement information.

22.   It appears that the four companies that account for approximately 98% of your revenues are material customers. Add disclosure discussing your dependence on these material customers and add a risk factor.

23.   Disclose the terms of the agreement with Legacy Marketing Group and state the percent of revenues attributable to this group.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

24.   Please revise the executive overview section to discuss the trends, events, risks and uncertainties faced by your company.

25.   Please substantiate your statement that you are "a leading independent wholesale distributor" as disclosed on page 24.

26.   Please update your Management's Discussion and Analysis section to include the interim financial period 2006 as compared to 2005.

27.   We note the disclosure in this section about earning zero percent of total gross premiums and that with large agencies the company may not earn a percentage directly but look to a bonus at the end of the year. Please revise the business section to discuss in greater detail these types of arrangements. We may have further comment.

28.   We note the disclosure regarding acquisitions of agents and agencies. Please provide clear disclosure in the business section of recent acquisitions of agents and agencies. We may have further comment.

29.   Please explain your reference to "total investment" in your tabular presentation on page 26. In addition, given our past comments regarding your ability to capitalize these costs, please explain why you believe it is appropriate to refer to these expenditures as an "investment" as opposed to an expense.

Remuneration of Directors and Officers, page 29

30.   We do not understand your disclosure responsive to comment 36 of our letter dated December 8, 2006. Firstly, please clarify exactly why your redemption and conversion values differ. In this regard we do not understand you reference to a "hostile buyout" given that Mr. Tonachio controls substantially all of your stock. In addition, we reissue our prior comment. Previously in footnote 3 on page 28 you disclose that you valued Mr. Tonachio's non-voting preferred shares at $100 per share. Please explain how the company determined this valuation in light of the: (1) the redemption value of the shares and (2) the conversion value of the shares based on your offering price.

31.   The company has not fully responded to comment 38 of our letter dated December 8, 2006. Accordingly, we partially reissue it. Please disclose the nature of the extraordinary items included as part of the bonus calculation. Please state, if true, that Mr. Tonachio will be responsible for providing the financial figures used to determine him own bonus as well as selecting, as applicable, the accountant who will prepare your financial statements.

32.   We note your response to comment 39 of our letter dated December 8, 2006 and believe that further disclosure is warranted. As an initial matter, please disclose whether the company currently has the financial resources to pay Mr. Tonachio's salary at the contemplated levels. Please clarify whether Mr. Tonachio has been paid for any of his services in the past – and if not, address any financial obligation that the company may have to do so.

Financial Statements
Statement of Operations (unaudited) December 31, 2005 and September 30, 2006

33.   Please retroactively adjust your basic and diluted EPS computations for all periods presented to reflect the change in capital structure. In addition, clarify in your notes to the financial statements that per-share computations reflect such changes.

Statement of Stockholder's Equity (unaudited, restated) December 31, 2005 and September 30, 2006

34.   We note your capital net worth account includes owners' draws of ($174,650). Please tell us why owner's draws would not more appropriately be classified as an adjustment to retained earnings (similar to that of a dividend). Please advise or revise as necessary.

Notes to Financial Statements

Note A – Incorporation

35.   We noted your disclosure in the first paragraph that the financial statements present historical information for the company pursuant to SFAS 141 and "to the extent possible…" Please explain what you mean by "to the extent possible".

Note C – Federal Income Tax

36.   Please ensure to provide the minimum required disclosures of SFAS 109.

Note F – Restatements

Commissions

37.   We note your statement that "to reduce the accounting burden and expedite SEC perusal…" as the reason for your accounting change. We do not see how this disclosure is appropriate. The change appears to be based on the requirements of Generally Accepted Accounting Principles. Please revise your disclosure accordingly.

38.   Considering the comment above, the change appears to be the result of a correction of an error rather than a change in accounting principle or policy. Please revise your disclosure to clarify the change as a correction of an error.

Other Regulatory

39.   The financial statements should be updated, if necessary, to comply with Form 1-A, part F/S.

Exhibit 4.0

40.   We reissue comment 50 from our letter dated December 8, 2006. Accordingly,
        we reissue an edited version of that comment:

   a.   The representations specified in the subscription agreement requiring
        subscribers to represent that

   - I have such knowledge and experience in financial and business
     matters that I (alone or together with a purchaser representative)
     am capable of evaluating the merits and risks of this investment;
   - The undersigned further certifies that (i) the undersigned (or the
     undersigned's professional advisor(s)) has the capacity to protect
     the undersigned's interests in this investment; (ii) the undersigned
     is able to bear the economic risks of this investment;

        should be deleted, unless the representations are included because of state
        law or other requirement. In that event, a copy of the requirement should
        be furnished to us as supplemental information and the subscription
        agreement must be revised to include a statement in a prominent place
        informing the subscribers that by making such representations they have
        not waived any right of action they may have under the applicable federal
        securities laws. In addition, it should be noted that the federal securities
        laws specifically provide that any such waiver would be unenforceable.
        The subscription agreement should also note whether the company intends
        to assert the representations as a defense in any subsequent litigation. We
        may have further comment.

Exhibit 5.1

41.   We note that the company has not yet filed its legality opinion – please do so in
        the next amendment so that we may examine it.

42.   We reissue comment 51 of our letter dated December 8, 2006. Please file the
        complete agreements, including all attachments, appendices, schedules, exhibits,
        etc. It appears that you for some agreements you have simply provided the
        various compensation rate tables. Please file each contract separately, with a
        separate exhibit number, and include the appendices, attachments, schedules, etc.
        with the correct agreement. In addition, if there are multiple contracts, provide
        clear disclosure in the list of exhibits as to each contract. We may have further
        comment

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Lee W. Cassidy
        Fax: (202) 745-1920